SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                         National Penn Bancshares, Inc.
                        ---------------------------------
                                (Name of Issuer)

                         Common Stock ($2.50 par value)
                        ---------------------------------
                         (Title of Class of Securities)

                                   637138108
                        ---------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement __.

               (A fee is not required only if the filing  person:
               (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and
               (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

               *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

               The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                               13G

CUSIP No. 637138108

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             23-2767832

                  INVESTORS TRUST COMPANY

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                         (b) / /

3         SEC USE ONLY


4         CITIZENSHIP OR PLACE OF ORGANIZATION

             PENNSYLVANIA

  Number of shares         5       SOLE VOTING POWER
beneficially owned by
each reporting person                 172,635
       with
                           6       SHARED VOTING POWER

                                      303,321

                           7       SOLE DISPOSITIVE POWER

                                      172,517

                           8       SHARED DISPOSITIVE POWER

                                      303,439

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             475,956

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                            / /


11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             6.3%

12        TYPE OF REPORTING PERSON*

             BK CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

ITEM 1(a).        NAME OF ISSUER:

                  National Penn Bancshares, Inc.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE:

                  Philadelphia and Reading Avenues
                  Boyertown, Pennsylvania 19512
                  Phone: (800) 822-3321

ITEM 2(a).        NAME OF PERSON FILING:

                  Investors Trust Company

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                  2201 Ridgewood Road, #180
                  Wyomissing, PA 19610
                  Phone: (610) 372-6414

ITEM 2(c).        CITIZENSHIP:

                  Investors Trust Company is incorporated in Pennsylvania

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock ($2.50 par value)

ITEM 2(e).        CUSIP NUMBER:

                  637138108

ITEM 3(b).

                  Investors Trust Company is a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934.

ITEM 4.           OWNERSHIP:

                  (a) (b). The shares of common stock of National Penn Bancshares, Inc., being reported by Investors Trust Company as beneficially owned by it are 475,956 shares, representing approximately 6.3% of the outstanding shares of common stock of National Penn Bancshares, Inc. (see Item
6).

                  (c). The number of shares of common stock of National Penn Bancshares, Inc., as to which Investors Trust Company has:

                  (i) Sole power to vote or to direct the vote: 172,635.

                  (ii) Shared power to vote or to direct the vote: 303,321.

                  (iii) Sole power to dispose or to direct the disposition:
172,517.

                  (iv) Shared power to dispose or to direct the disposition:
303,439.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  Not applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  Investors Trust Company exercises sole or shared voting or dispositive power over 475,956 shares of common stock of National Penn Bancshares, Inc., in the aggregate. Of these 475,956 shares, 343,923 shares are held as trustee or executor on behalf of various trusts and estates, and 132,033 shares are held as trustee under the National Penn Bancshares, Inc., Capital Accumulation Plan. Investors Trust Company disclaims beneficial ownership of any of these 475,956 shares.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:

                  Not applicable.

ITEM 10.          CERTIFICATION:

                  By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having any such purposes or effect.

SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

January 26, 1996

INVESTORS TRUST COMPANY

By: /s/ James V. Elliott
----------------------------------
James V. Elliott, President & CEO